UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

LAS VEGAS RAILWAY EXPRESS, INC.

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE PER SHARE

(Title of Class of Securities)

517815106

(CUSIP Number)

Gary J. McAdam

8480 E. Orchard Road

Suite 3600

Greenwood Village, CO  80111

(303) 713-1802

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 26, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box o .

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Gary J. McAdam
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (A) ... (B) ...
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) .
6	CITIZENSHIP OR PLACE OF ORGANIZATION Untied States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 SHARES
	8	SHARED VOTING POWER 7,500,000 SHARES
	9	SOLE DISPOSITIVE POWER 0 SHARES
	10	SHARED DISPOSITIVE POWER 7,500,000 SHARES
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,500,000 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Growth Ventures, Inc. 84-0843395
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (A) ... (B) . .
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) .
6	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 SHARES
	8	SHARED VOTING POWER 0 SHARES
	9	SOLE DISPOSITIVE POWER 0 SHARES
	10	SHARED DISPOSITIVE POWER 0 SHARES
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 SHARES
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON* CO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) GROWTH VENTURES, INC. PENSION PLAN AND TRUST 20-0474908
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (A) . (B) .
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) .
6	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 SHARES
	8	SHARED VOTING POWER 2,000,000 SHARES
	9	SOLE DISPOSITIVE POWER 0 SHARES
	10	SHARED DISPOSITIVE POWER 2,000,000 SHARES
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON* OO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) GROWTH VENTURES, INC. ROTH 401K 20-0474972
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (A) . (B) .
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) .
6	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 SHARES
	8	SHARED VOTING POWER 3,500,000 SHARES
	9	SOLE DISPOSITIVE POWER 0 SHARES
	10	SHARED DISPOSITIVE POWER 3,500,000 SHARES
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,500,000 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON* OO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) GROWTH VENTURES, INC. PROFIT SHARING PLAN & TRUST 20-0474972
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (A) . (B) .
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) .
6	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 SHARES
	8	SHARED VOTING POWER 2,000,000 SHARES
	9	SOLE DISPOSITIVE POWER 0 SHARES
	10	SHARED DISPOSITIVE POWER 2,000,000 SHARES
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON* OO

ITEM 1.  SECURITY AND ISSUER.

This statement relates to shares of Common Stock, $0.0001 par value per share (the “Common Stock”), of Las Vegas Railway Express, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 6650 Via Austi Parkway, Suite 140, Las Vegas, NV 89119.

ITEM 2.  IDENTITY AND BACKGROUND.

This Schedule 13D Statement is hereby filed jointly by Gary J. McAdam, an individual, Growth Ventures, Inc., a Colorado corporation (“Growth Ventures”), Growth Ventures, Inc. Pension Plan and Trust (“Growth Ventures—Pension Plan and Trust”), Growth Ventures, Inc. Profit Sharing Plan & Trust (“Growth Ventures—Profit Sharing Plan & Trust”), and Growth Ventures, Inc. Roth 401K (“Growth Ventures—Roth 401K”), retirement plans subject to the Employee Retirement Income Security Act of 1974, as amended (collectively, the “Reporting Persons”).  Mr. McAdam controls Growth Ventures and each of the retirement plans.

Due to his relationship to Growth Ventures, Mr. McAdam may be deemed to have shared voting and investment power with respect to the shares of Common Stock beneficially owned by Growth Ventures and each of the retirement accounts.  As such, Mr. McAdam may be deemed to have shared beneficial ownership over such shares of Common Stock.

Growth Ventures, Inc. is a Colorado corporation and each of the retirement plans was formed under the laws of Colorado.  Mr. McAdam is a citizen of the United States.

The principal business address of each Reporting Person is 8480 E. Orchard Road, Suite 3600, Greenwood Village, CO  80111.

During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or, (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Prior to February 13, 2013, Growth Ventures, Growth Ventures, Inc. Pension Plan and Trust, and Growth Ventures, Inc. Roth 401K acquired beneficial interest in 5,500,000 shares of Common Stock in private transactions from the Issuer or private parties for $275,000.  These shares in the aggregate represented less than 5% of the outstanding shares of Common Stock.

On February 13, 2013, Growth Ventures, Inc. Roth 401K and Growth Ventures, Inc. Profit Sharing Plan & Trust each invested $100,000 in convertible promissory notes of the Issuer (with each promissory note convertible into 2,000,000 shares of Common Stock) and each received warrants to purchase 2,000,000 shares of Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION.

The shares of Common Stock and the convertible notes and warrants were acquired by the Reporting Persons for investment purposes, including the disposition of existing shares of Common Stock owned by the Reporting Persons.  The Reporting Persons do not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a)

As of June 25, 2013, the Issuer had 162,316,106 shares of Common Stock issued and outstanding as reported in the Issuers annual report on Form 10-K filed with the Securities and Exchange Commission on July 1, 2013.  After the consummation of the transactions described below in paragraph (c) of this Item 5, Gary J. McAdam has shared power to vote and direct the disposition of 7,500,000 shares of Common Stock, which constitutes approximately 4.5% of the outstanding shares; Growth Ventures beneficially owns no shares of Common Stock; Growth Ventures—Pension Plan and Trust beneficially owns 2,000,000 shares of Common Stock, which constitutes 1.2% of the outstanding shares; Growth Ventures—Profit Sharing Plan & Trust beneficially owns 2,000,000 shares of Common Stock (consisting of 2,000,000 shares issuable upon conversion of a promissory note) which constitutes 1.2% of the outstanding shares; and Growth Ventures—Roth 401K beneficially owns 3,500,000 shares of Common Stock (consisting of 2,000,000 shares issuable upon conversion of a promissory note and 1,500,000 shares issuable upon conversion of a warrant) which constitutes 2.1% of the outstanding shares.

(b)

Gary J. McAdam has shared voting and dispositive power with each of the entities designated in response to paragraph (a) of this Item 5.

(c)

The Reporting Persons have not effected any transactions in the Common Stock during the past 60 days, except as follows:  From July 16, 2013, through July 18, 2013, Growth Ventures—Roth 401K sold 1,500,000 shares in the open market at an average price per share of $0.06, and on July 26, 2013, sold 1,000,000 shares in broker transactions for $0.05 per share.  On July 26, 2013, Growth Ventures sold 1,000,000 shares in broker transactions for $0.05 per share.  On July 26, 2013, Growth Ventures—Roth 401K sold 500,000 warrants Growth Ventures—Profit Sharing Plan & Trust sold 2,000,000 warrants in private transactions.

(d)

The Reporting Persons have the shared right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock they own as provided herein.

(e)

As of July 26, 2013, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

None

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 31, 2013	Growth Ventures, Inc.

	By:	/s/ Gary J. McAdam
Gary J. McAdam, President

Dated: July 31, 2013	Growth Ventures, Inc. Pension Plan and Trust Growth Ventures, Inc. Roth 401K Growth Ventures, Inc. Profit Sharing Plan & Trust By: /s/ Gary J. McAdam Gary J. McAdam, Trustee

Dated: July 31, 2013	/s/ Gary J. McAdam Gary J. McAdam